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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Rockwell Medical Technologies, Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

774374 10 2

(Cusip Number)

Robert L. Chioini
30142 Wixom Road
Wixom, Michigan 48393
(248) 960-9009

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. CUSIP No. 774374 10 2

1.	Name of Reporting Person: Robert L. Chioini		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,077,766

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,077,766

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,077,766

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.0%

14.	Type of Reporting Person (See Instructions): IN

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Item 1.	Security and Issuer
The title of the class of equity securities to which this statement relates is Common Shares, no par value per share (“Common Shares”), of Rockwell Medical Technologies, Inc., a Michigan corporation (“Rockwell”). The address of Rockwell’s principal executive offices is 30142 Wixom Road, Wixom, Michigan 48393

Item 2.	Identity and Background
This statement is being filed by Robert L. Chioini, who is referred to in this Schedule as the “Reporting Person”. The Reporting Person’s present principal occupation or employment is President and Chief Executive Officer of Rockwell. The Reporting Person’s business address is 30142 Wixom Road, Wixom, Michigan 48393.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
This statement is being filed to report the grant of stock options to the Reporting Person by Rockwell on October 2, 2001, October 11, 2001 and December 16, 2002, the exercise by the Reporting Person of stock options on October 2, 2001 and September 24, 2002 and the vesting of options held by the Reporting Person on December 29, 2001, December 29, 2002 and October 11, 2002. The options were granted by Rockwell to the Reporting Person as compensation and without consideration. The Reporting Person paid $50,000 to acquire 74,516 Common Shares upon the exercise of stock options on October 22, 2001 and $24,600 to acquire 30,000 Common Shares on September 24, 2002. The payment of the exercise price of such stock options was paid from personal funds.

Item 4.	Purpose of Transaction
The Reporting Person was granted and exercised stock options for Common Shares. The options were granted to the Reporting Person under Rockwell’s stock option plan to secure for Rockwell the benefits of the additional incentive inherent in the ownership of its Common Shares by the Reporting Person, a key employee of Rockwell, and to help Rockwell retain the services of the Reporting Person and compensate him for those services.

The Reporting Person may, from time to time, acquire additional Common Shares (1) by the exercise or additional vesting of his options, (2) by the grant of additional options to him by Rockwell, (3) from time to time for investment purposes if market conditions are favorable, or (4) any combination of the foregoing. The Reporting Person may also dispose of some of all of the Common Shares that he beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by Rockwell), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Shares by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition or disposal is not in his best interests at that time.

Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of Rockwell, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rockwell or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Rockwell or any of its subsidiaries, (d) any change in the present board of directors or management of Rockwell, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Rockwell’s present capitalization or dividend policy, (f) any other material change in Rockwell’s business or corporate structure, (g) any changes in Rockwell’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Rockwell by any person, (h) causing a class of securities of Rockwell to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Rockwell’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

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Item 5.	Interest in Securities of the Issuer
(a) The number and percentage of shares of Common Shares beneficially owned by the Reporting Person as of February 13, 2002 are as follows:

	Number	Percent*

Robert L. Chioini	1,077,766**	12.0%

*Based on the 8,216,061 Common Shares reported as outstanding as of November 12, 2002 in Rockwell’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002, plus 272,422 Common Shares that have been issued by Rockwell since its last Quarterly Report, plus 473,250 Common Shares issuable upon exercise of options held by the Reporting Person which are exercisable within 60 days.

**Includes 473,250 Common Shares issuable upon exercise of options held by the Reporting Person which are exercisable within 60 days.

The Reporting Person has been granted the following options to purchase Common Shares under Rockwell’s stock option plans or independent of those plans:

			Percent
			Vested at
Date of	Number of	Exercise	December 31,	Number		Vesting
Grant	Shares	Price	2002	Vested		Schedule

7/15/97	90,000	$3.00	100%	90,000		One-quarter a year starting 7/15/97

12/2/98	100,000	$1.50	100%	100,000		One-quarter a year starting 12/2/98

12/29/99	160,000	$2.188	100%	160,000		One-quarter a year starting 12/29/99

10/2/01	74,516	$.671	100%	74,516	*	100% on 10/2/01

10/11/01	175,000	$.70	50%	87,500		One-quarter a year starting 10/11/01

9/24/02	30,000	$.82	100%	30,000	**	100% on 9/24/02

12/16/02	143,000	$.55	25%	35,750		One quarter a year starting 12/16/02

Total	772,516			473,250	***

* Exercised on 10/2/01
** Exercised on 9/24/02
*** Total excludes options exercised on 10/2/01 and 9/24/02

The vesting of the unvested options described above will increase the Reporting Person’s beneficial ownership of Common Shares. If the above options were fully vested, the Reporting Person would beneficially own 1,272,516 Common Shares, or 13.9% of the outstanding Common Shares.

(b) The Reporting Person has sole voting and investment power over the 1,077,766 Common Shares reported above as beneficially owned by him.

(c) Other than the granting, vesting and exercise of options granted to or by the Reporting Person, as described above, no other transactions in Rockwell’s Common Shares have been effected by the Reporting Person since December 29, 2001.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to be Filed as Exhibits

	99.1	Rockwell Medical Technologies, Inc. 1997 Stock Option Plan, incorporated by reference to Exhibit B of the Rockwell Medical Technologies, Inc. Proxy Statement for the Annual Meeting of Shareholders held June 4, 2001.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

/s/ Robert L. Chioini
	Name:	Robert L. Chioini

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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